UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November, 2016

Commission File Number 001-35948

Kamada Ltd.
(Translation of registrant’s name into English)

7 Sapir St.
Kiryat Weizmann Science Park
P.O Box 4081
Ness Ziona 74140
Israel
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82‑____

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statement File No. 333-192720.

Explanatory Note

Kamada Ltd. is filing this Amendment No. 1 to amend its Report on Form 6-K reporting the consolidated financial statements as of March 31, 2016, filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 9, 2016, and its Report on Form 6-K reporting the consolidated financial statements as of June 30, 2016, filed with the SEC on August 2, 2016.  This Amendment No. 1 is being filed solely for the purpose of adding the Consolidated Statements of Changes in Equity and Notes to the Consolidated Financial Statements, which were not in the original filings.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, restate, or update the information contained in the Reports on Form 6-K, or reflect any events that have occurred after each such Report on Form 6-K was filed. As a result, the Reports on Form 6-K, as amended hereby, each continue to speak as of the initial filing date of such Report on Form 6-K.

The following exhibits are attached:

99.1	Kamada Ltd.’s Consolidated Financial Statements as of March 31, 2016 (Unaudited)
99.2	Kamada Ltd.’s Consolidated Financial Statements as of June 30, 2016 (Unaudited)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KAMADA LTD.

Date: November 25, 2016	By:	/s/ Gil Efron
Gil Efron
Deputy Chief Executive Officer and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1 99.2	Kamada Ltd.’s Consolidated Financial Statements as of March 31, 2016 (Unaudited) Kamada Ltd.’s Consolidated Financial Statements as of June 30, 2016 (Unaudited)